Icahn Capital L.P.
767 Fifth Avenue, 47th Floor
New York, New York 10153

Andrew Langham, Assistant General Counsel	Direct Dial: (212) 702-4382
Email: alangham@sfire.com

April 22, 2013

Via EDGAR, Email and Federal Express

United States Securities and Exchange Commission
Division of Corporation Finance -- Office of Mergers & Acquisitions
One Station Place – 100 F Street, N.E.
Washington D.C. 20549-3628
Attention:  Ms. Peggy Kim, Special Counsel

Re:	Transocean Ltd. (“Transocean” or the “Company”) Soliciting Material filed pursuant to Rule 14a-12 by Icahn Partners et al. Filed April 17, 2013 File No. 0-53533

Dear Ms. Kim:

Set forth below, on behalf of Icahn Enterprises Holdings L.P., a limited partnership governed by the laws of Delaware, Icahn Partners LP, a limited partnership governed by the laws of Delaware, Icahn Partners Master Fund LP, a limited partnership governed by the laws of Delaware, Icahn Partners Master Fund II LP, a limited partnership governed by the laws of Delaware, Icahn Partners Master Fund III LP, a limited partnership governed by the laws of Delaware, High River Limited Partnership, a limited partnership governed by the laws of Delaware, Hopper Investments LLC, a limited liability company governed by the laws of Delaware, Barberry Corp., a corporation governed by the laws of Delaware, Icahn Onshore LP, a limited partnership governed by the laws of Delaware, Icahn Offshore LP, a limited partnership governed by the laws of Delaware, Icahn Capital LP, a limited partnership governed by the laws of Delaware, IPH GP LLC, a limited liability company governed by the laws of Delaware, Icahn Enterprises G.P. Inc., a corporation governed by the laws of Delaware, Beckton Corp., a corporation governed by the laws of Delaware, and Carl C. Icahn, an individual (collectively, the “Icahn Entities”), are responses to the comments contained in the letter (the “Comment Letter”) from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) received by Andrew Langham, Assistant General Counsel to Icahn Enterprises L.P. and certain affiliates, via email on April 19, 2013, relating to the soliciting material filed pursuant to Rule 14a-12 by the Icahn Entities with the Commission on April 17, 2013 (the “Material”).   This letter is being filed with the Commission electronically today.  In addition to the electronic filing, we are delivering via email and federal express a hard copy of this letter.

For the convenience of the Staff, each of the Staff’s comments is reproduced in italics and is followed by the corresponding response of the Icahn Entities.

Soliciting Material

General

1.
We note that Transocean in its soliciting materials refers to a breach of fiduciary duty lawsuit against Mr. Lipinski and Mr. Merksamer. Please revise or advise as to why the litigation is not disclosed in the proxy statement. Refer to Instruction 4 to Item 103 of Regulation S-K and corresponding Item 7(a) of Schedule 14A.

In response to the Staff’s comment, the Icahn Entities respectfully advise the Staff that on June 5, 2012, City of Tamarac Firefighter Pension Trust Fund and City of Miami General Employees’ and Sanitation Employees’ Retirement Trust, filed a complaint (the “Tamarac Litigation”) in the Court of Chancery of the State of Delaware against the Board of Directors of CVR Energy, Inc. (“CVR”) and IEP Energy LLC (“IEP Energy”).  (The case number is No. 7597-CS).  As directors of CVR, both Mr. Lipinski and Mr. Merksamer were named as defendants in the Tamarac Litigation.  The complaint alleged, among other things, as controlling shareholder of CVR, IEP Energy and the directors of CVR breached their respective duty of due care, good faith and loyalty obligations to CVR’s minority shareholders.  The complaint was amended on August 10, 2012 and further amended on October 9, 2012.

Item 103 of Regulation S-K and the corresponding Item 7(a) of Schedule 14A generally require the disclosure in a proxy statement of “any material pending legal proceedings, other than ordinary routine litigation incidental to the business.”

The Staff correctly notes that the Icahn Entities did not disclose the Tamarac Litigation in its proxy materials relating to Transocean Ltd.  Based on a review of the Tamarac Litigation, the Icahn Entities determined it is not a “material pending legal proceeding” and therefore, disclosure is not required under the applicable rules.

Carl C. Icahn Issues Open Letter to Transocean Shareholders

A “History of Achievement”

2.
We note that you include statements that attempt to connect the Icahn entities’ investment in or participation on the board of other energy sector companies with an increase in the companies’ stock price or other financial metric. In future filings, please revise to acknowledge each time such assertions are made that there may have been other factors that contributed to the successful financial or stock performance of the company.

In response to the Staff’s comment, the Icahn Entities respectfully confirm that in future filings that include similar statements concerning the correlation between an Icahn Entity (or its affiliated directors) and the subsequent increase in a company’s stock price or other financial metric, the Icahn Entities will further explain that other factors may have contributed to the successful financial or stock performance of the company.

3.
In future filings, each time that claims are made regarding the improvement that the Icahn entities’ investment or nominees brought to other companies, please revise to acknowledge that past performance is not indicative of future results.

In response to the Staff’s comment, the Icahn Entities respectfully confirm that in the context of statements concerning the improvement of the Icahn Entities’ past investments, in the future, the Icahn Entities will note that past performance is not indicative of future results.

If you have any questions regarding this filing, please contact the undersigned at (212) 702-4382 or alangham@sfire.com.

Very truly yours,

Andrew Langham